Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless the context otherwise requires, references in this exhibit to “we,” “our,” “Nogin” and the “Company” refer to the business and operations of Nogin, Inc. (formerly known as Software Acquisition Group Inc. III) and its consolidated subsidiaries. Capitalized terms used but not defined herein have the definitions set forth in our Annual Report on Form 10-K for the year ended December 31, 2022.

General

The following description summarizes some of the terms of our second amended and restated certificate of incorporation (our “certificate of incorporation”) and amended and restated bylaws (our “bylaws”) and the Delaware General Corporation Law (“DGCL”). This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, each of which has been publicly filed with the SEC, as well as the relevant provisions of the DGCL.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are issued or outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of preferred stock having liquidation preferences, if any, the holders of common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption provisions or sinking fund provisions applicable to the common stock. All shares of our common stock that are outstanding are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of the common stock are subject to those of the holders of any shares of our preferred stock that the board of directors may authorize and issue in the future.

Preferred Stock

Under the terms of the certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.

We currently intend to retain all available funds and any future earnings to fund the development and growth of the business, and therefore we do not anticipate declaring or paying any cash dividends on common stock in the foreseeable future.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of our capital stock is not able to amend our bylaws or remove directors without holding a meeting of stockholders called in accordance with our bylaws. Further, our certificate of incorporation provides that only the chairperson of our board of directors, a majority of the board of directors, our Chief Executive Officer or our President may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or a special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in our bylaws or properly made such proposal in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by our bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws

Our bylaws may be amended or repealed by a majority vote of our board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of our board of directors and at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our certificate of incorporation and bylaws include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Restrictions

Our bylaws provide that holders (the “Lock-Up Holders”) of (a) shares of common stock issued as merger consideration, (b) the Nogin Equity Award Shares (as defined in our bylaws) and (c) the Nogin Warrant Shares (as defined in our bylaws) are subject to certain restrictions on the transfer of the Nogin Equity Award Shares, the Nogin Warrant Shares and eighty percent (80%) of the shares of common stock, in each case, held by Lock-Up Holders (the “Lock-Up Shares”), subject to certain transfers permitted by our bylaws.

For all Lock-Up Holders other than Jan-Christopher Nugent, Geoffrey Van Haeren and Jay Ku (the “Management Holders”), such restrictions ended on February 26, 2023. For the Management Holders, such restrictions began on August 26, 2022 and end on the date that is the earlier of (A) August 26, 2023, (B) the date on which the last reported sale price of common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after January 23, 2023 and (C) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In addition, Sponsor and certain legacy stockholders of SWAG are subject to certain restrictions on transfer with respect to shares of common stock owned prior to the Business Combination. Such restrictions began at Closing and end on the date that is the earliest of (A) August 26, 2023, (B) the date on which the last reported sale price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing after January 23, 2023 and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in the Company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Forum Selection

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by applicable law, the sole and exclusive forum for: (i) any derivative action brought by a stockholder on behalf of the Company, (ii) any claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders or employees, (iii) any claim against us arising under our certificate of incorporation, bylaws or the DGCL or (iv) any claim against us governed by the internal affairs doctrine. Our certificate of incorporation designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Trading Symbols and Market

Our common stock is listed on Nasdaq under the symbol “NOGN,” and our Warrants are listed on Nasdaq under the symbol “NOGNW.”

Warrants

Public Stockholders’ Warrants

Each whole Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing September 25, 2022. However, no Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public Warrants is not effective within a specified period following the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is sent to the warrant agent. The Warrants will expire August 26, 2027 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

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at any time after the Warrants become exercisable;
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upon not less than 30 days’ prior written notice of redemption to each warrant holder;
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if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
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if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Warrants

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder (i) to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in the Company’s initial public offering prospectus of, or to cure, correct or supplement any defective provision, or (ii) to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the interests of the registered holders of the warrants. The warrant agreement requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) are not be redeemable by us. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

If holders of the Private Placement Warrant select to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

PIPE Warrants

The PIPE Warrants are not redeemable by us. Except as described below, the PIPE Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

If holders of the PIPE Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Convertible Notes

On August 26, 2022, immediately prior to Closing, the Company issued $65.5 million aggregate principal amount of 7.00% Convertible Senior Notes due 2026 (“Convertible Notes”) and, as contemplated by the PIPE Subscription Agreements, the Company,

the Note Guarantors and U.S. Bank Trust Company, National Association, as trustee, entered into an Indenturegoverning the Convertible Notes. The Convertible Notes were offered in a private placement under the Securities Act, pursuant to the PIPE Subscription Agreements.

The Convertible Notes will mature on September 1, 2026 (the “Maturity Date”), unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum, payable in cash.

The Convertible Notes may be converted at any time (in whole or in part) into shares of common stock, at the option of the holder of such Convertible Note, based on the applicable conversion rate at such time. The initial conversion price is approximately $11.50 per share of common stock, based on an initial conversion rateof 86.9565 shares of common stock per $1,000 principal amount of Convertible Notes. For conversions with a conversion date on or after the first anniversary of the closing of the Transactions and prior to the regular record date immediately preceding the Maturity Date, the conversion consideration will also include an interest make-whole payment equal to the remaining scheduled payments of interest on the Convertible Note being converted through the Maturity Date. The Company will be able to elect to make such interest make-whole payment in cash or in common stock, subject to certain conditions. The conversion rate is subject to adjustments set forth in the Indenture, including conversion rate resets (x) on August 27, 2023, September 26, 2023 and September 26, 2024 and (y) following the consummation of certain equity and equity-linked offerings by the Company and sales of certain equity and equity-linked securities by certain stockholders of the Company.

Each holder of a Convertible Note have the right to cause the Company to repurchase for cash all or a portion of the Convertible Notes held by such holder upon the occurrence of a “Fundamental Change” (as defined in the Indenture) at a price equal to (i) on or before September 26, 2023, 100% of the original principal amount of such Convertible Note, and (ii) from and after September 26, 2023, 100% of the accreted principal amount applicable at such time pursuant to the terms of the Indenture, in each case, plus accrued and unpaid interest. In the event of a conversion in connection with a Fundamental Change, the conversion rate will be adjusted in accordance with the terms of the Indenture(subject to the converting holder’s ability to instead receive the interest make-whole payment described above, if so elected).

The Indentureincludes restrictive covenants that, among other things, require the Company to maintain a minimum level of liquidity on a consolidated basis and limit the ability of the Company and its subsidiaries to incur indebtedness above certain thresholds or to issue preferred stock, to make certain restricted payments, to dispose of certain material assets and engage in other asset sales, subject to reinvestment rights, to pay certain advisory fees in connection to the Transactions and the transactions contemplated by the PIPE Subscription Agreements above a certain threshold, and other customary covenants with respect to the collateral securing the obligations created by the Convertible Notes and the Indenture, including the entry into security documents (in each case, subject to certain exceptions set forth in the Indenture); provided that the covenants with respect to (i) the making of restricted payments, (ii) the incurrence of indebtedness, (iii) the disposition of certain material assets and asset sales, (iv) liquidity, (v) the payment of advisory fees and (vi) the collateral securing the obligations created by the Convertible Notes and the Indentureshall terminate once less than 15% of the aggregate principal amount of the Convertible Notes are outstanding. The liquidity covenant would terminate if the Company achieves $175 million in consolidated revenue in the preceding four fiscal quarters.

Certain of the Company’s subsidiaries will serve as Notes Guarantors that jointly and severally, fully and unconditionally guarantee the obligations under the Convertible Notes and the Indenture. The Indenture also requires certain future subsidiaries of the Company, if any, to become Notes Guarantors. This covenant will terminate once less than 15% of the aggregate principal amount of the Convertible Notes are outstanding.

The Indenturealso includes customary events of default and related provisions for potential acceleration of the Convertible Notes.